FOR IMMEDIATE RELEASE

Contact: Peter Kojalo
pkojalo@bluepointmktg.com
(617) 304-4081

Leading Fund Manager Expands Challenge to Charities to Try Innovative Funding Approach – The Davlin Philanthropic Fund

Chuck Royce's $100,000 in challenge grants is expanded to include individual investors that try the Davlin Philanthropic Fund.

WAYLAND, MA (October 23, 2014) -- Charles M. Royce expands his Davlin Fund challenge to include all employees of philanthropic charities. If an employee of a charity becomes a new investor in The Davlin Philanthropic Fund and chooses their employer to receive its donations, Chuck Royce will make a $1,000.00 donation to that charity. Incrementally, if that person can find a second employee to try our Fund and choose their charity, then Chuck Royce will make a $3,000 donation to that charity. For three or more employees, Mr. Royce will make a $5,000 unrestricted grant. This is an expansion of a challenge that was started over the summer. "This is a very unique challenge and a very unique mutual fund and we continue to work with our charities, investors and Chuck Royce to improve the offer and motivate people to *Save More in order to Give More*", said Bill Davlin, Founder of the Davlin Philanthropic Fund. "The Royce Challenge has already benefited some great charities like Boston Harbor Island Alliance, Earthwatch, National Marine Life Center and Parmenter Community Health and we hope that this broader offer will expand our audience and invite the rest of the non-profit community to participate on a first-come, first-served basis". The Davlin Philanthropic Fund, a first of its kind in the mutual fund industry, celebrates its sixth anniversary this year. The Fund is the first SEC-registered, open-end, no- load mutual fund that designates a significant portion of its advisory fees as donations to its investors' favorite charities.

"The Davlin Fund is paving the way for a new approach to charitable giving by offering investors a way to get returns and give back at the same time. It's a win-win approach", said Chuck Royce, who was an early investor in the Fund. "The Davlin Philanthropic Fund is effective because people don't have to make a choice between saving for retirement and giving to charity. With the Davlin Philanthropic Fund, the more you invest for your future, the more you donate." Mr. Royce is President of both the Royce Funds and the Royce Family Fund.

For participating non-profit organizations, the Fund offers a new revenue channel. According to Kathy Zagzebski, President of the National Marine Life Center, "By investing in the Davlin Philanthropic Fund, our donors can take the fees they would be paying to a fund manager for IRAs or other mutual fund accounts and redirect them to support our work to rehabilitate marine mammals and sea turtles. Since all gifts receive matching funds, even small investors can generate meaningful donations. We are also considering the fund for our retirement plan. It's an innovative and effective approach to sustainable

giving, and we were delighted to be part of the earlier challenge. The $5,000.00 Royce Challenge grant helped rehabilitate and release 11 cold-stunned sea turtles and four sick seals. It also helped increase our knowledge about wildlife health and teach thousands of kids about ocean conservation. As a non-profit director - and an investor - I highly recommend the Davlin Philanthropic Fund!"

More information about the Davlin Philanthropic Fund and the Royce Challenge can be found at www.DavlinFunds.org or by contacting us at RoyceChallenge@DavlinFunds.org or calling (434) 406-0656.

Creating a World of Philanthropists

The Davlin Philanthropic Fund is the first no-load mutual fund that allows investors to make charitable contributions from their advisory fees while maintaining control and ownership of their investment. The Davlin Fund charges 1.50% in fees, and donates one-third (or 0.50%) of the fee and 100% of the Fund manager's profits to charities with guidance from Fund investors. In addition, all giving benefits from a donation matching program. The Fund is a diversified, open-end mutual fund investing primarily in US-based companies. The Fund seeks long-term capital appreciation and emphasizes a value style of investing without regard to company size. For more information, please go to www.DavlinFunds.org or phone 1-877-Davlin-8.

Performance data represents past performance, which is not indicative of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost; and that current performance may be lower or higher than the performance data quoted. As always, investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains these as well as other information about the Fund. A prospectus and current performance data may be obtained from www.DavlinFunds.org or by calling 1-877-Davlin-8. Read the prospectus carefully before investing. The Fund's total expense ratio, as provided in the Fund prospectus dated June 24, 2014, was 1.55%.

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